UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, October 8, 2018

In September 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.5 MILLION PASSENGERS

In September 2018, Avianca Holdings and its subsidiaries carried 2,523,625 passengers, a 15.2% increase over the same period in 2017.

In September, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,523,625 passengers, a 15.2% increase compared to September 2017. Capacity, measured in ASKs (available seat kilometers), increased 15.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 14.3%. The load factor for the month was 82.4%, a decrease of 71 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In September, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,458,271 travelers, up 19.5% when compared to the same period of 2017. Capacity (ASKs) increased 16.7% while passenger traffic (RPKs) increased 17.4%. The load factor for the month was 82.1%, an increase of 48 bps compared to the same month of 2017.

International markets

In September, the affiliated airlines of Avianca Holdings transported 1,065,354 passengers on international routes, up 9.9% when compared to the same period of 2017. Capacity (ASKs) increased 15.0%, while passenger traffic (RPKs) increased 13.6%. The load factor for the month was 82.5%, a decrease of 98 bps when compared to September 2017.

Operational Statistics	Sep-18	Sep-17	ΔYOY	YTD 2018	YTD 2017	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,524	2,190	15.2%	22,641	22,844	-0.9%
ASK (mm)[2]	4,293	3,724	15.3%	38,907	37,190	4.6%
RPK (mm)[3]	3,538	3,096	14.3%	32,496	30,800	5.5%
Load Factor[4]	82.4%	83.1%	-0.7pp	83.5%	82.8%	0.7pp

Domestic Market
PAX (K)[1]	1,458	1,220	19.5%	12,905	13,261	-2.7%
ASK (mm)[2]	791	678	16.7%	6,922	7,200	-3.9%
RPK (mm)[3]	649	553	17.4%	5,800	5,897	-1.7%
Load Factor[4]	82.1%	81.7%	0.5pp	83.8%	81.9%	1.9pp

International Market
PAX (K)[1]	1,065	969	9.9%	9,736	9,583	1.6%
ASK (mm)[2]	3,503	3,047	15.0%	31,985	29,990	6.7%
RPK (mm)[3]	2,889	2,542	13.6%	26,697	24,903	7.2%
Load Factor[4]	82.5%	83.5%	-1pp	83.5%	83.0%	0.4pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S, incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S,A, de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474 or 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel